UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VISCOUNT SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92829 M 107

(CUSIP Number)

Vitor Cepelowicz

Tamino Capital, LLC

245 East 80th Street, Apartment 4F

New York, NY 10075

(646) 452-4524

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92829 M 107_____________
1. Names of Reporting Person. Spabra, Ltd
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 7,500,000 shares of Common Stock[1]
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 7,500,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.4%
14. Type of Reporting Person (See Instructions) IA

1 The beneficial ownership of the Spabra, Ltd. consists of 5,000,000 shares owned outright, and 2,500,000 shares of common stock which Spabra, Ltd. has the right to acquire upon exercise of a warrant which has an exercise price of $0.10 per share and expires on November 26, 2017.  The beneficial ownership of Spabra, Ltd. is shared with Tamino Capital, LLC, which acts as investment advisor to Spabra, Ltd. and in that capacity has the authority to dispose of and vote the shares owned by Spabra, Ltd.

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CUSIP No. 92829 M 107_____________
1. Names of Reporting Person. Tamino Capital, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 7,500,000 shares of Common Stock[2]
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 7,500,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.4%
14. Type of Reporting Person (See Instructions) OO

2 The beneficial ownership of the Reporting Person consists of 5,000,000 shares owned outright, and 2,500,000 shares of common stock which the Reporting Person has the right to acquire upon exercise of a warrant which has an exercise price of $0.10 per share and expires on November 26, 2017.  The beneficial ownership of Reporting Person is shared with Tamino Capital, LLC, acts as investment advisor to the Reporting Person and in that capacity has the authority to dispose of and vote the shares owned by the Reporting Person.

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ITEM 1. SECURITY AND ISSUER

The Issuer is Viscount Systems, Inc. (the “Issuer”).  Its principal executive offices are located at 4585 Tillicum Street, Burnaby, British Columbia, Canada V5J 5K9. The class of equity securities to which this statement relates is the Issuer’s common stock.

ITEM 2. IDENTITY AND BACKGROUND

Spabra, Ltd.

(a)

Name:  Spabra, Ltd. (“Spabra”)

(b)

State of organization: British Virgin Islands.

(c)

Address of its principal office, and principal business: c/o Koppel Kessler Julie, LLP, 551 Fifth Avenue, 24th Floor, New York, NY 10176; investments.

(d)

During the past five years, Spabra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Spabra has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Spabra was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: N/A

Tamino Capital, LLC

(a)

Name:  Tamino Capital, LLC (“Tamino” and with Spabra, the “Reporting Persons”)

(b)

State of organization: British Virgin Islands.

(c)

Address of its principal office, and principal business: c/o Koppel Kessler Julie, LLP, 551 Fifth Avenue, 24th Floor, New York, NY 10176; investments.

(d)

During the past five years, Tamino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Tamino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Tamino was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Spabra is a British Virgin Islands corporation, and the funds used to purchase its interest in the Issuer were assets of the corporation acquired from its shareholders. Sbabra acquired all of its shares in a private placement from the Issuer on November 26, 2012 for total consideration of $250,000.

ITEM 4. PURPOSE OF TRANSACTION

Spabra acquired its interests in the Issuer for investment purposes because the Reporting Persons believe the Issuer is undervalued and represents an attractive investment opportunity. The Reporting Persons intend to monitor and evaluate Spabra’s investment in such interest on a continuing basis.  Depending upon overall market conditions and other investment opportunities available to Spabra, Spabra may endeavor to increase or decrease its respective position in the Issuer through, among other things, the purchase or sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have no current plans to cause the Issuer to effect an extraordinary corporate reorganization.

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Depending upon its assessment of the Issuer from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the interests of the Issuer held by Spabra in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Spabra’s interests in the Issuer, the possible activities of the Reporting Persons may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Persons do not have any plans or proposals which related to or would result in any of the actions specified in Schedule 13D, and the Reporting Persons reserve the right to change its intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 7,500,000; 8.4%3

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  N/A

Shared power to vote or direct the vote: 7,500,000 3

Sole power to dispose or direct the disposition: N/A

Shared power to dispose or direct the disposition: 7,500,000 3

Spabra shares the power to vote and dispose of the shares of the Issuer with Tamino, which is an investment advisor to Spabra.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:  Spabra purchased 5,000,000 shares of common stock and 2,500,000 warrants to purchase common stock at $0.10 per share, with an expiration date five years after the date of issuance, for total consideration of $2,500,000 on November 26, 2012.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies, except as follows:

1.

Spabra has an option to participate in future financings of the Issuer for a period of 12 months after November 26, 2012.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Securities Purchase Agreement of Viscount Systems, Inc. dated November 19, 2012
10.2	Discretionary Investment Management Agreement dated November 28, 2011

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SIGNATURE

3 Based on 86,733,750 shares of Common Stock outstanding on November 26, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2012

SPABRA, Ltd.

/s/ Franklin H. Julie

Signature

Franklin H. Julie, Director,

Name/Title

Date: December 9, 2012

Tamino Capital, LLC

/s/ Vitor Cepelowicz

Signature

Vitor Cepelowicz, Manager

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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